UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 9, 2019

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated April 9, 2019 related to an Update to Proposed Resolution for STMicroelectronics 2019 Annual General Meeting of Shareholders.

PR N° C2890C

Notice of Update to Proposed Resolution for STMicroelectronics
2019 Annual General Meeting of Shareholders

Geneva – April 9, 2019 – STMicroelectronics (NYSE: STM) (the “Company”), a global semiconductor leader serving customers across the spectrum of electronics applications, announces an update to one of the resolutions to be submitted for adoption at the Annual General Meeting of Shareholders (AGM) which will be held in Amsterdam, the Netherlands, on May 23, 2019.

The Supervisory Board has resolved to propose the appointment of Ms. Lucia Morselli, in replacement of Mr. Salvatore Manzi, as member of the Supervisory Board, for a three-year term expiring at the 2022 AGM.

This updated proposed resolution and the other previously announced agenda items for the 2019 AGM are available on the Company’s website.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.
By getting more from technology to get more from life, ST stands for life.augmented.

In 2018, the Company’s net revenues were $9.66 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Céline Berthier
Group VP, Investor Relations
Tel : +41.22.929.58.12
celine.berthier@st.com

MEDIA RELATIONS:
Alexis Breton
Corporate External Communications
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 9, 2019	By:	/s/ Lorenzo Grandi

	Name:	Lorenzo Grandi
	Title:	Chief Financial Officer
President, Finance, Infrastructure and Services